Mail Stop 3561

May 1, 2008

Ms. Robyn Gatch-Priest
Senior Vice President and Chief Financial Officer
eTELCHARGE.com
1636 N. Hampton, Suite 270
Desoto, Texas 75115

   Re: **eTELCHARGE.com**
     Item 4.01 Form 8-K
     Filed April 17, 2008
     File No. 000-30479

Dear Ms. Gatch-Priest:

   We have completed our review of your Form 8-K and have no further comments at this time.

         Sincerely,

         Ta Tanisha Meadows
         Staff Accountant